UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Offshore Logistics, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)


                                   676255 10 2
                                   -----------
                                 (CUSIP Number)


         Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House,
           1 Thomas More St., London England E1W 1YB (44-20-7481-4343)
           -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 March 31, 2000
                                 --------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2                  13D                    Page 2 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INDUSTRIAL & SERVICES LIMITED
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                             (a)
                                                                             (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             - 0 -
                                    --------------------------------------------

                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           1,752,754*
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,752,754*
                                    --------------------------------------------
--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,752,754*
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         8.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
     * Includes 452,754 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2             13D                         Page 3 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INVESTMENTS PLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                (a)
                                                                (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             - 0 -
                                    --------------------------------------------

                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           1,752,754*
                                    --------------------------------------------

                                    9)      SOLE DISPOSITIVE POWER

         EACH


         REPORTING                          - 0 -
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER

         PERSON

         WITH                               1,752,754*
                                    --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,752,754*
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         8.3%
--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

     * Includes 452,754 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2                      13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         THE CAYZER TRUST COMPANY LIMITED
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)

                                                                  (a)
                                                                  (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            - 0 -
                                    --------------------------------------------
         SHARES
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            1,752,754*
                                    --------------------------------------------
         OWNED BY
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            1,752,754*
         WITH                       --------------------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,752,754*
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         8.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------
     * Includes 452,754 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

--------------------------------------------------------------------------------
CUSIP NO. 676255 10 2                         13D             Page 5 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         Sterling Industries PLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                   (a)
                                                                   (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         Not applicable
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         England
--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            - 0 -
                                    --------------------------------------------
         SHARES
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            - 0 -
                                    --------------------------------------------
         OWNED BY
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            - 0 -
                                    --------------------------------------------
         WITH
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction

         As of March 31, 2000, Sterling (as defined below) is no longer an indirect beneficial owner of the Common Stock of the Issuer (as defined below) given that it has no direct voting shareholdings of Caledonia (as defined below).

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ($.01 par value) ("Common Stock") of Offshore Logistics, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 224 Rue de Jean, Lafayette, LA 70508.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (A) This Statement is filed by (i) Caledonia Industrial & Services Limited ("CIS"), as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 5; (ii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of CIS; (iii) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of this Common Stock given that its direct holdings of the securities of Caledonia represent indirect holdings of the stock of CIS; and (iv) Sterling Industries PLC ("Sterling") which, as of March 31, 2000, is no longer an indirect beneficial owner of this Common Stock given that it has no direct voting holdings of Caledonia (collectively all these entities are the "Reporting Persons").

         CIS is the direct beneficial holder of approximately 8.3% of the outstanding Common Stock of the Issuer. Caledonia is the holder of all of the outstanding capital stock of CIS. Cayzer Trust is the holder of 34.41% of the outstanding common stock of Caledonia. Cayzer Trust may be deemed to control Caledonia and, hence, CIS. Cayzer Trust disclaims beneficial ownership of Caledonia or CIS.

         As of March 31, 2000, Sterling ceased to be a beneficial owner of Common Stock of the Issuer. Sterling has no direct holdings of the voting securities of Caledonia by virtue of a public takeover offer initiated by Caledonia to acquire all of the shares of Sterling not owned already directly by Caledonia, following which all common stock of Caledonia owned by Sterling was redesignated as deferred non-voting shares. As a result, Sterling may not be deemed as controlling or holding, indirectly or directly, on its own or in combination with any other entity, Caledonia or CIS.

         (B) The principal business address of each Reporting Person (other than Sterling) is Cayzer House, 1 Thomas More Street, London, England E1 9LE. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         CIS is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         Sterling is an engineering company.

         (C) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (D) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Each Reporting Person is a corporation organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (A) CIS is the direct beneficial owner of 1,752,754 shares of Common Stock of the Issuer. This amount includes a right to acquire 452,754 shares of Common Stock upon conversion of $10,350,000 of Convertible Subordinated Notes due 2003 of the Issuer at an assumed conversion price of $22.86 per share.

         This holding represents approximately 8.3% of the total of 21,105,921 shares of Common Stock currently outstanding according to the Issuer's report on Form 10-Q Filed on August 14, 2000 ("Issuer

10-Q"). By virtue of the relationships described in Item 2, Caledonia and Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by CIS. Cayzer Trust disclaims all such beneficial ownership.

         As described in Item 2, Sterling is not a direct or indirect beneficial owner of shares of Common Stock of the Issuer.

         (B) CIS has the power to vote or direct the vote, and dispose or direct the disposal of the shares of Common Stock of the Issuer.

         (C) There have been no transactions in shares of Common Stock by any Reporting Person.

         (D) CIS has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (E) On March 31, 2000, Sterling ceased to be a beneficial owner of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2000                     CALEDONIA INDUSTRIAL & SERVICES LIMITED


                                    By: /s/ G. P. Denison
                                        ----------------------------------------
                                    Name: G. P. Denison

                                    Title:  Company Secretary


October 5, 2000                     CALEDONIA INVESTMENTS PLC

                                    By: /s/ G. P. Denison
                                        ----------------------------------------
                                    Name: G. P. Denison

                                    Title:  Company Secretary




October 5, 2000                     THE CAYZER TRUST COMPANY LIMITED

                                    By:  /s/ J. I. Mehrtens
                                        ----------------------------------------

                                    Name: J. I. Mehrtens

                                    Title: Director



October 5, 2000                     STERLING INDUSTRIES PLC

                                    By: /s/ David Kinloch
                                        ----------------------------------------

                                    Name:  Sir David Kinloch
                                        ----------------------------------------

                                    Title: Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           SCHEDULE A TO SCHEDULE 13D


     (I) DIRECTORS AND OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LIMITED

NAME                      RESIDENCE                   PRINCIPAL OCCUPATION                CITIZENSHIP

P. N. Buckley             6 Albert Place              Chairman and Chief                 United Kingdom
                          London                      Executive, Caledonia
                          W8 5PD, England             Investments plc

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor              Executive Director,                 United Kingdom
                          Finstock                    Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England


     (II)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntley
                          Aberdeenshire
                          AB54 5RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

N. K. Cayzer              Thriepley House            Non Executive Director,               United Kingdom
                          Lundie, Dundee             Oriel Group plc
                          Scotland                   Stuart House
                                                     Queens Gate
                                                     Britannia Road
                                                     Waltham Cross
                                                     Hertfordshire, EN8 7TF
                                                     England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England


NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW 1V 1PX
                          TN25 5EW                   England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England


   (III)  DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED


NAME                       RESIDENCE                       PRINCIPAL OCCUPATION               CITIZENSHIP


P. N. Buckley              6 Albert Place                  Chairman and Chief Executive,      United Kingdom
                           London                          Caledonia Investments plc
                           W8 5PD, England

Hon. C. W. Cayzer          Finstock Manor                  Executive Director,                United Kingdom
                           Finstock                        Caledonia Investments plc
                           Oxfordshire
                           OX7 3DG, England

Sir James Cayzer           Kinpurnie Castle                Landowner                          United Kingdom
                           Newtyle, Angus
                           Scotland

J. I. Mehrtens             51 Oxenden Wood Road            Company Secretary,                 United Kingdom
                           Chelsfield Park                 The Cayzer Trust Company
                           Orpington,                      Limited
                           Kent BR6 6HP, England

M. G. Wyatt                Pippin Park                     Deputy Chairman,                   United Kingdom
                           Lidgate, Newmarket              Caledonia Investments plc
                           Suffolk
                           CB8 9PP, England

P. R. Davies               No. 6 Belvedere House,          Lawyer                             United Kingdom
                           Priory Road,
                           Sunningdale,
                           Berkshire SL5 9RH
                           England

        (IV) DIRECTORS AND EXECUTIVE OFFICERS OF STERLING INDUSTRIES PLC

NAME                         RESIDENCE                  PRINCIPAL OCCUPATION             CITIZENSHIP

D. Blunn                     The Barn, Park Farm        Finance Director,                United Kingdom
                             Marston Magna Somerset     Sterling Industries PLC
                             TA22 8AX, England

P. N. Buckley                6 Albert Place             Chairman and Chief               United Kingdom
                             London                     Executive, Caledonia
                             W8 5PD, England            Investments plc

H. W. Denman                 The Penthouse              Retired                          United Kingdom
                             Old Avenue
                             St. Georges Hill
                             Weybridge
                             Surrey, KT13 OQB
                             England

D. Diggins                   Fairgarden                 Chief Executive,                 United Kingdom
                             Unity Lane                 Sterling Industries PLC
                             Misterton, Crewkerne
                             Somerset TA18 5NA
                             England

Sir David Kinloch            29 Walpole Street          Deputy Chief Executive,          United Kingdom
                             London, SW3 4QS            Caledonia Investments plc
                             England

M. G. Wyatt                  Pippin Park                Deputy Chairman                  United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

W. P. Wyatt                  83 Barkston Gardens,       Investment Manager,              United Kingdom
                             London SW5 0EU             Caledonia Investments plc
                             England
